SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Approval of the audited financial statements of the
Company for the fiscal year ended December 31, 2014
contained in the Company’s 2014 Annual Report;
Election of directors of the Company;
Election of officers of the Company;
Creation of a Risk Committee, in addition to the Audit,
Governance and Nomination, Executive Compensation and
Technology Strategy Committees of the Board of
Directors.
Appointment of chairmen and members of the Audit
Committee, Governance and Nomination Committee,
Executive Compensation Committee, Technology Strategy
Committee and Risk Committee of the Board of Directors;
and
Cash dividend declaration on the Company’s Voting
Preferred Stock.

June 9, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 9, 2015

Securities and Exchange Commission
SEC Building
EDSA, Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,849 As of May 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 9, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of Philippine Long Distance Telephone Company (the “Company” or “PLDT”) and the actions approved in said meetings.

1.	Annual Meeting of Stockholders

1.1	The Annual Meeting was held on June 9, 2015 at 3:00 p.m. at Rizal Ballroom AB, Makati Shangri-la, Ayala Avenue corner Makati Avenue, Makati City.

(a)	As at the Record Date, April 10, 2015 (the “Record Date”), the total outstanding shares of PLDT entitling the holders thereof to attend the Annual Meeting was 666,056,145, broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775

Voting Preferred	150,000,000

Non-Voting Preferred	300,000,370

Total	666,056,145

(b)	As at the Record Date, the total outstanding shares of PLDT entitling the holders thereof to attend the Annual Meeting and vote their shares on matters presented for stockholders’ approval was 366,055,775 (the “Voting Shares”), broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775

Voting Preferred	150,000,000

Total	366,055,775

(c)	The total Voting Shares owned or held by the stockholders present or represented by proxy at the Annual Meeting was 330,128,985 representing 90.19% of the total outstanding Voting Shares of PLDT as at the Record Date, broken down as follows:

	Number of Shares			% to Total
Class of Shares	Present	Proxy	Present/	Outstanding Shares
			Proxy
Common	16,493,576	163,635,409	180,128,985	54.56%

Voting Preferred	-	150,000,000	150,000,000	45.44%

Total	16,493,576	313,635,409	330,128,985	100.00%

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(d)

Eleven (11) of the thirteen (13) incumbent directors, including the Chairman of the Board, the Chairmen of the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees, the President and Chief Executive Officer and other key officers of the Company were present in the Annual Meeting. Representatives from the Company’s independent auditors, Sycip Gorres Velayo & Co. were also present in the Annual Meeting.

1.2	Each item in the Agenda for the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions.

1.3	The voting requirement and the votes cast for each of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a)	Approval of the audited financial statements for the fiscal year ended December 31, 2014 contained in the Company’s 2014 Annual Report.

	VOTING REQUIREMENT
	Majority of Total Outstanding Voting Shares
Class of Shares	VOTES CAST
Common	For	Against	Abstain
Stockholders present in person without	92	—	—
proxies previously filed but with voting instructions filed at the Annual Meeting

Stockholders present in person	14,874,332	-	229,300
with proxies previously filed

Stockholders represented by proxies	163,371,797	5,031	258,581

Sub-Total	178,246,221	5,031	487,881

Voting Preferred

Stockholders present in person without	—	—	—
proxies previously filed but with voting instructions filed at the Annual Meeting

Stockholders present in person with	—	—	—
proxies previously filed

Stockholders represented by proxies	150,000,000	—	—

Sub-Total	150,000,000	—	—

Grand Total	328,246,221	5,031	487,881

Since a total of 328,246,221 shares representing 89.67% or more than two-thirds (2/3) of the outstanding Voting Shares have been voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31, 2014 contained in the Company’s 2014 Annual Report, the same were approved.

(b)	Election of thirteen (13) directors including three (3) independent directors for the ensuing year.

Prior to the casting of votes, the Chairman explained the review or screening process of the Governance and Nomination Committee to determine whether each nominee possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria or qualifications for an independent director.

	VOTING REQUIREMENT
	Thirteen (13) nominees receiving the highest number of votes from
	the holders of Voting Shares shall be declared elected and three
	(3) of them who have been pre-qualified as independent directors
	will be declared elected as such.
	VOTES CAST
NAME OF DIRECTOR/	Stockholder 1	Stockholder 2	Stockholder 3	TOTAL NUMBER OF
INDEPENDENT DIRECTOR				VOTES
Former Chief Justice	92	14,524,189	309,471,862	323,996,143
Artemio V. Panganiban (Independent Director)

Mr. Pedro E. Roxas	92	14,104,169	310,812,372	324,916,633
(Independent Director)

Mr. Alfred V. Ty	92	14,034,722	314,276,500	328,311,314
(Independent Director)

Ms. Helen Y. Dee	92	14,202,821	311,850,822	326,053,735

Atty. Ray C. Espinosa	92	14,828,941	311,121,749	325,950,782

Mr. James L. Go	92	14,567,622	308,919,086	323,486,800

Mr. Setsuya Kimura	92	13,742,300	310,946,783	324,689,175

Mr. Napoleon L. Nazareno	92	14,645,060	313,412,999	328,058,151

Mr. Hideaki Ozaki	92	14,567,622	312,018,533	326,586,247

Mr. Manuel V. Pangilinan	92	17,735,579	310,218,964	327,954,635

Atty. Ma. Lourdes C.	92	13,907,928	312,870,212	326,778,232
Rausa-Chan

Mr. Juan B. Santos	92	13,776,665	312,017,774	325,794,531

Mr. Tony Tan Caktiong	92	14,675,952	310,948,786	325,624,830

Legend:

Stockholder 1 – Stockholders present in person without proxies previously filed but with voting instructions filed at the annual meeting

Stockholder 2 Stockholder 3	– –	Stockholders present in person with proxies previously filed Stockholders represented by proxies

Each person nominated for election as director/independent director received votes of more than a majority of the outstanding Voting Shares. Since there are only thirteen (13) Board seats and thirteen (13) nominees, each was declared elected and three (3) of them, namely Former Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Alfred V. Ty, who have been pre-qualified as independent directors were declared elected as such.

Attached are copies of the Certifications executed by Former Chief Justice Artemio V. Panganiban and Messrs. Pedro E. Roxas and Alfred V. Ty in connection with their election as independent directors of the Company.

1.4

The Company’s tabulation, registration and reporting system has been reviewed and tested by Sycip Gorres Velayo & Co. in accordance with the Philippine Standards on Related Services 4400 Agreed-upon Procedures issued by the Auditing Standards and Practices Council. Representatives from Sycip Gorres Velayo & Co. were present in the Annual Meeting and checked the completeness and accuracy of the encoded proxies and voting instructions received as well as the completeness and accuracy of the attendance and voting results generated by the system.

1.5	Stockholders were given an opportunity to ask questions which the Chairman, President & CEO, Corporate Secretary or other key officers clarified or responded to.

1.6	Stockholders were also informed that pursuant to the authority vested in the Audit Committee under the Company’s By-Laws, the Audit Committee appointed Sycip Gorres Velayo & Co. as independent auditors to audit the financial statements of the Company for the year 2015, and such appointment was confirmed by the Board of Directors.

2.	Organizational Meeting of the Board of Directors

2.1	The Organizational Meeting of the Board of Directors of the Company was held immediately after the adjournment of the Annual Meeting at Parañaque AB Room, Makati Shangri-la, Ayala Avenue corner Makati Avenue, Makati City.

2.2	Eleven (11) of the thirteen (13) directors/independent directors elected during the Annual Meeting were present in the Organizational Meeting. Also present were five (5) of the six (6) nominees for appointment as members of the Advisory Board/Committee.

2.3	The following actions were taken by the Board of Directors at the Organizational Meeting:

(a)	Election of the following officers to the positions indicated opposite their respective names:

Name		Position
Manuel V. Pangilinan Napoleon L. Nazareno	- -	Chairman of the Board President & Chief Executive Officer
Ray C. Espinosa Ernesto R. Alberto Isaias P. Fermin Anabelle L. Chua Ma. Lourdes C. Rausa-Chan	- - - - -
Regulatory Affairs and Policies Head
Executive Vice President
Executive Vice President
Senior Vice President and Chief Financial Officer
Senior Vice President, Corporate Secretary,
General Counsel and Chief Governance Officer

Rene G. Bañez Alejandro O. Caeg	- -	Senior Vice President Senior Vice President

Jun R. FlorencioMenardo G. Jimenez, Jr.Leo I. PosadasFlorentino D. Mabasa, Jr.Katrina L.
AbelardeAlfredo B. CarreraCesar M. EnriquezJuan Victor I. HernandezJune Cheryl C. RevillaOscar
Enrico A. Reyes, Jr.Martin T. RioRicardo M. SisonEmiliano R. Tanchico, Jr.Melissa V. Vergel de
DiosRaul S. AlvarezRafael M. BejarMarco Alejandro T. BorlonganRenato L. CastañedaGerardo Jose V.
CastroGene S. De Guzman

Alona S. Dingle
Margarito G. Dujali, Jr.
Walter M. Gaffud
Gil Samson D. Garcia
Joseph Ian G. Gendrano
Elisa B. Gesalta
John John R. Gonzales
Maria Josefina T. Gorres
Ma. Criselda B. Guhit
Emeraldo L. Hernandez
Marven S. Jardiel
Princesita P. Katigbak
Alexander S. Kibanoff
Joseph Nelson M. Ladaban
Javier C. Lagdameo
Joselito S. Limjap
Albert Mitchell L. Locsin
Luis Ignacio A. Lopa
Paolo Jose C. Lopez
Ma. Carmela F. Luque
Oliver Carlos G. Odulio
Aileen D. Regio
Ricardo C. Rodriguez
Genaro C. Sanchez
Ana Maria A. Sotto
Julieta S. Tañeca
Jesus M. Tañedo
Patrick S. Tang
Victor Y. Tria	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Senior Vice President
Senior Vice President
First Vice President and Treasurer
First Vice President and Assistant Corporate Secretary
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President

(b)	Creation of a Risk Committee, in addition to the Audit, Governance and Nomination, Executive Compensation and Technology Strategy Committees of the Board of Directors.

(c)	Appointment of the members of the Advisory Board/Committee:

Oscar S. Reyes
Roberto R. Romulo
Benny S. Santoso
Washington Z. SyCip
Orlando B. Vea
Christopher H. Young

(d)	Appointment of the Chairmen, Members and Advisors of the Governance and Nomination Committee, Audit Committee, Executive Compensation Committee, Technology Strategy Committee and Risk Management Committee:

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman
Setsuya Kimura, Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member
Alfred V. Ty, Independent Member
Ma. Lourdes C. Rausa-Chan, Non-voting Member
Menardo G. Jimenez, Jr., Non-voting Member

Audit Committee

Pedro E. Roxas, Chairman/Independent Member
Alfred V. Ty, Independent Member
Artemio V. Panganiban, Independent Member
Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)
James L. Go, Advisor
Setsuya Kimura, Advisor
Roberto R. Romulo, Advisor

Executive Compensation Committee

Manuel V. Pangilinan, Chairman

Setsuya Kimura, Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member
Alfred V. Ty, Independent Member
Menardo G. Jimenez, Jr., Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman

Ray C. Espinosa, Member
James L. Go, Member
Setsuya Kimura, Member
Napoleon L. Nazareno, Member
Oscar S. Reyes, Non-voting Member
Orlando B. Vea, Non-voting Member

Risk Committee

Pedro E. Roxas, Chairman/Independent Member
Alfred V. Ty, Independent Member
Artemio V. Panganiban, Independent Member
Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)
James L. Go, Advisor
Setsuya Kimura, Advisor
Roberto R. Romulo, Advisor

In accordance with the structures provided in the respective Charters of the Board Committees:

(a)	all the members including the Chairman of the Audit Committee namely, Mr. Pedro E. Roxas, Mr. Alfred V. Ty and Former Chief Justice Artemio V. Panganiban are Independent Directors.

(b)	majority of the voting member-Directors of the Governance and Nomination Committee and Executive Compensation Committee are Independent Directors, namely, Former Chief Justice Artemio V. Panganiban, Mr. Pedro E. Roxas and Mr. Alfred V. Ty.

(c)	majority of the voting members of the Technology Strategy Committee, including the President and Chief Executive Officer, are Directors and a majority of the voting member-Directors are not part of Management.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By:
/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

June 9, 2015

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 9, 2015.

2.	I am affiliated with the following companies or organizations:

	Position/	Period of
Company/Organization	Relationship	Service
First Philippine Holdings Corp.	Independent Director	2007 – present

Metro Pacific Investments Corp.	Independent Director	2007 – present

GMA Network, Inc.	Independent Director	2007 – present

Manila Electric Company, Inc.	Independent Director	2008 – present

Robinsons Land Corp.	Independent Director	2008 – present

GMA Holdings	Independent Director	2009 – present

Bank of the Philippine Islands	Independent Director	2010 – present

Asian Terminals Inc.	Independent Director	2010 – present

Petron Corporation	Independent Director	2010 – present

Jollibee Foods Corp.	Non-Executive Director	2012 – present

Metropolitan Bank and Trust Co.	Senior Adviser	2007 – present

Metrobank Foundation, Inc.	Chairman, Board of Advisers	2010-present

Metro Pacific Tollways Corp.	Independent Director	2010 – present

Tollways Management Corp.	Independent Director	2008 – present

Doubledragon Properties Corp.	Adviser	2014 – present

Manila Metropolitan Cathedral-Basilica Foundation, Inc.	President	2008 – present

De La Salle University College of Law	Member, Board of Advisers	2009 – present

World Bank (Philippines)	Member, Advisory Board	2009 – present

Asian Institute of Management Ramon V. Del Rosario, Sr.-C.V. Starr Center for Corporate Governance	Chairman, Board of Advisers	2011 – present

Foundation for Liberty & Prosperity	Chairman, Board of Trustees	2011 – present

Philippine Dispute Resolution Center	Chairman, Board of Trustees Chairman Emeritus	2007 – 2013 2013 – present

University of Asia and the Pacific	Chairman, Board of Advisers, College of Law	2013 – present

Claudio Teehankee Foundation	Member, Board of Trustees	2013 – present

Tan Yan Kee Foundation	Member, Board of Trustees	2014 – present

Philippine Daily Inquirer	Columnist (Opinion Writer)	2007 – present

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 9th day of June 2015, at Makati City.

/s/Artemio V. Panganiban

ARTEMIO V. PANGANIBAN

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 9th day of June 2015. The affiant, whom I identified through the following competent evidence of identity: Philippine Passport No.EC2160733, expiring on 21 September 2019, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/Portia Shirley V. Valencia-Bondoc

Doc. No. 191; Page No. 40; Book No. III; Series of 2015
PORTIA SHIRLEY V. VALENCIA-BONDOC
Notary Public for the City of Makati
Until December 31, 2015
Appointment No. M-116
Roll of Attorneys No. 54048
PTR OR No. 4754871- 01-09/15 Makati City
IBP Lifetime No. 011142 – 08/02/12
9/F MGO Bldg. Legazpi St. Legazpi Vill., Makati City, MM

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ALFRED V. TY, Filipino, of legal age and with office address at 20/F GT Tower International, 6813 Ayala Avenue, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

7.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 9, 2015.

8.	I am affiliated with the following companies or organizations:

Company/Organization	Position/	Period of
	Relationship	Service
Toyota Motors Phils. Corp.	Vice-Chairman	1992 – present

GT Capital Holdings, Inc.	Vice-Chairman	2012 – present

Federal Land, Inc.	President	1997 – present

Cathay International Resources, Inc., Cebu	Chairman	2005 – present

Bonifacio Landmark Realty & Development Corp.	Chairman	2012 – present

Global Business Power Corp.	Director	2006 – present

Metropolitan Bank and Trust Company	Corporate Secretary	2002 – present

Lexus Manila, Inc.	Chairman	2009 – present

Metrobank Foundation, Inc.	Trustee	1996 – present

Norberto Tytana Foundation	Trustee	2006 – present

GT-Metro Foundation, Inc.	Trustee	2009 – present

9.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

10.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

11.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

12.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 9th day of June 2015, at Makati City.

/s/Alfred V. Ty ALFRED V. TY

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 9th day of June 2015. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N17-85-022013, expiring on August 2, 2017, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/Portia Shirley V. Valencia-Bondoc

Doc. No. 192; Page No. 40; Book No. III; Series of 2015
PORTIA SHIRLEY V. VALENCIA-BONDOC
Notary Public for the City of Makati
Until December 31, 2015
Appointment No. M-116
Roll of Attorneys No. 54048
PTR OR No. 4754871- 01-09/15 Makati City
IBP Lifetime No. 011142 – 08/02/12
9/F MGO Bldg. Legazpi St. Legazpi Vill., Makati City, MM

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

13.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 9, 2015.

14.	I am affiliated with the following companies or organizations:

	Position/	Period of
Company/Organization	Relationship	Service
Roxas Holdings, Inc.	Chairman	1995 – present

Roxas & Company, Inc.	Executive Chairman/ President/CEO	2010 – present

BDO Private Bank	Independent Director	2001 – present

Brightnote Assets Corp.	Director	1999 – present

Club Punta Fuego, Inc.	Chairman	1997 – present

Phil. Sugar Millers Association	Chairman	2005 – present

Manila Electric Company	Independent Director	2010 – present

Phil. Business for Social Progress	Trustee	2001 – present

Fundacion Santiago	Trustee/President	1993 – present

15.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

16.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

17.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

18.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 9th day of June 2015, at Makati City.

s/Pedro E. Roxas

PEDRO E. ROXAS

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 9th day of June 2015. The affiant, whom I identified through the following competent evidence of identity: Philippine Passport No. EC2368933, expiring on 09 October 2019, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

NOTARY PUBLIC

/s/Portia Shirley V. Valencia-Bondoc

Doc. No. 193; Page No. 40; Book No. III; Series of 2015
PORTIA SHIRLEY V. VALENCIA-BONDOC
Notary Public for the City of Makati
Until December 31, 2015
Appointment No. M-116
Roll of Attorneys No. 54048
PTR OR No. 4754871- 01-09/15 Makati City
IBP Lifetime No. 011142 – 08/02/12
9/F MGO Bldg. Legazpi St. Legazpi Vill., Makati City, MM

June 9, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 9, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,849 As of May 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

5.	June 9, 2015

Date of Report (Date of earliest event reported)

6.	SEC Identification Number PW-55

7.	BIR Tax Identification No. 000-488-793

8.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on June 9, 2015, the Board declared a cash dividend of 2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending July 15, 2015, payable on July 15, 2015, to the holder of record on June 26, 2015.

The cash dividend was declared out of the Company’s audited unrestricted retained earnings of the Company as at December 31, 2014, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C.	Rausa-Chan

MA. LOURDES C. RA Corporate Secretary	USA-CHAN

June 9, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 9, 2015